SILVERLEAF RESORTS, INC.
1221 River Bend Drive, Suite 120
Dallas, Texas 75247
Phone: (214) 631-1166
Fax: (214) 631-1178
September 5, 2008
VIA EDGAR TRANSMISSION
Mr. Daniel L. Gordon
Branch Chief
Division of Corporation Finance
Mail Stop 4561
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Silverleaf Resorts, Inc. (the “Registrant”) Form 10-K for the fiscal year ended December 31, 2007 Filed March 12, 2008
Dear Mr. Gordon:
     In response to your comment letter dated August 22, 2008, the Registrant has provided the below response.
COMMISSION STAFF’S COMMENT:
Form 10-K for the year ended December 31, 2007
Consolidated Statements of Operations, page F-4
We note your response to comment 1; however, we continue to believe that you should revise your statements of operations in future filings to include a separate expense line item for the cost of interest income earned on notes receivable in accordance with Rule 5-03(b)(2) of Regulation S-X. Please title the separate expense line item accordingly. Please also clarify why you believe that interest expense related to inventory-based credit facilities should be included in the cost of the interest income earned on notes receivable. Furthermore, please clarify why you do not believe that any other captions on your statement of operations directly relate to interest income earned on notes receivable.

Mr. Daniel Gordon
September 5, 2008

RESPONSE:
In future filings, we will revise our statement of operations to include a separate expense line item related to interest expense incurred on receivables-based credit facilities as such interest expense directly supports notes receivable generating interest income. We will exclude from this caption interest expense related to inventory-based credit facilities as we feel this interest expense does not directly relate to interest income generated from notes receivable. Interest expense related to inventory-based credit facilities as well as all other interest expense will be classified together on a separate line item.
Other expense captions on our statement of operations are a) cost of Vacation Interval sales, b) sales and marketing, c) operating, general and administrative, and d) depreciation. Both cost of Vacation Interval sales and sales and marketing directly relate to Vacation Interval sales. Operating, general and administrative relates to general corporate overhead while depreciation relates to corporate assets and other ancillary assets. As reporting financial information related to operating segments under SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, is not required in our situation, we consequently do not allocate our corporate overhead and our assets to our various revenue streams. Hence, income statement captions related to general overhead and depreciation can not be accurately assigned to the specific revenue streams appearing on our statement of operations.
     In connection with the above response to your comment, the Registrant acknowledges that:
•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     The Registrant also understands that the Division of Enforcement has access to all information provided to the staff of the Division of Corporation Finance in its review of the Registrant’s filings or responses to your comments on the Registrant’s filings.
     Please do not hesitate to contact the undersigned if I can supply you with any further information concerning these or any further comment you may have.

Mr. Daniel Gordon
September 5, 2008

Very truly yours, Silverleaf Resorts, Inc.
By:	/S/ ROBERT M. SINNOTT
Robert M. Sinnott
Chief Financial Officer

cc:	Jessica Barberich, Staff Accountant Kristina Aberg, Staff Attorney Karen Garnett, Assistant Director Mr. Richard Budd, Silverleaf Audit Committee Chair